Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group

in	6M11	2010	2009	2008		2007	2006

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,606	7,487	8,077	(14,902)		13,740	14,319

Income from equity method investments	(45)	(164)	(56)	82		(196)	(124)

Pre-tax earnings/(loss) from continuing operations	3,561	7,323	8,021	(14,820)		13,544	14,195

Fixed charges:
Interest expense	9,404	18,992	18,397	39,403		54,108	43,699

Interest portion of rentals [1]	281	601	590	574		584	569

Preferred dividend requirements	102	162	131	60		0	0

Total fixed charges	9,787	19,755	19,118	40,037		54,692	44,268

Pre-tax earnings before fixed charges	13,348	27,078	27,139	25,217		68,236	58,463

Noncontrolling interests	963	822	(313)	(2,619)		4,738	3,630

Earnings before fixed charges and provision for income taxes	12,385	26,256	27,452	27,836		63,498	54,833

Ratio of earnings to fixed charges	1.27	1.33	1.44	0.70	[2]	1.16	1.24

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The coverage deficiency was CHF 12,201 million for the year ended December 31, 2008.